Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name*	Name(s) Under Which Subsidiary Does Business**	State or Jurisdiction of Incorporation or Organization

AllDigital, Inc.	AllDigital	California
AllDigital, LLC	AllDigital	Delaware

* All subsidiaries are wholly-owned by the Registrant unless otherwise specified by footnote.

** If different from the name of the subsidiary.